

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Andy Michael Ibrahim
Chief Executive Officer
Vapetek, Inc.
7611 Slater Avenue, Unit H
 Huntington Beach, California 92647

> **Re: Vapetek, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 000-54994**

Dear Mr. Ibrahim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1. Please revise your disclosure to include a risk factor discussing the impact of your former shell status on the availability of Rule 144 for resales of your securities and the requirements that must be met to utilize it.

Item 9A. Control and Procedures, page 18

2. Please explain to us why you believe the hiring of an independent third party CPA remedied the material weakness for segregation of duties. Also, explain to us what happened in the period ended March 31, 2015 resulting in the identification of two material weaknesses; segregation of duties and insufficient policies and procedures.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 22

3.   Please provide the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions and promoters and control persons for the last two fiscal years. For example, we note disclosure elsewhere of transactions with and loans from related parties such as West Coast Vape Supply Inc., PennyGrab, Inc., and MeWe World, Inc.

Item 15. Exhibits, Financial Statement Schedules, page 23

4.   Please revise your filing to include all material contracts, such as your loan agreements, distribution agreements and your employment agreements. You may wish to refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director